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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                               (Amendment No. 4)
                   Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                          RENAISSANCE HOTEL GROUP N.V.
                           (Name of Subject Company)

                          MARRIOTT INTERNATIONAL, INC.
                         MARRIOTT RHG ACQUISITION B.V.
                                   (Bidders)

               Common Stock, Par Value 0.01 Netherlands Guilders
                         (Title of Class of Securities)

                                  N73689 10 6
                               -----------------
                     (CUSIP Number of Class of Securities)

          G. Cope Stewart III, Esq.                        Copy to:
        Marriott International, Inc.                Jeffrey J. Rosen, Esq.
             10400 Fernwood Road                     O'Melveny & Myers LLP
          Bethesda, Maryland 20817             555 13th Street, N.W., Suite 500W
               (301) 380-9555                     Washington, D.C. 20004-1109
   (Name, Address and Telephone Number of                (202) 383-5300
         Person Authorized to Receive
Notices and Communications on Behalf of Bidder)

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation/1/: $956,610,000      Amount of Filing Fee/2/: $191,322
--------------------------------------------------------------------------------

/1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all 30,100,000 outstanding shares of Common Stock of Renaissance Hotel Group N.V., and (ii) all 1,787,000 shares of Common Stock issuable pursuant to outstanding stock options, in each case at $30.00 net per share in cash.

/2/ The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Marriott International, Inc. for such shares.

[X]  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
     AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID.
     IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM
     OR SCHEDULE AND THE DATE OF ITS FILING.

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
Amount previously paid:  $191,322             Filing Party:  Marriott International, Inc.
Form or registration no.:  Schedule 14D-1     Date Filed:  February 24, 1997


                        (Continued on following page(s))
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         This Amendment No. 4 to Schedule 14D-1 and Amendment No. 4 to Schedule
    13D amends and supplements the Tender Offer Statement on Schedule 14D-1 and the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on February 24, 1997, as amended (as so amended from time to time, the "Schedule 14D-1"), by Marriott International, Inc., a Delaware corporation (the "Purchaser") and Marriott RHG Acquisition B.V. (the "Acquisition Subsidiary"), in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, par value
    0.01 Netherlands Guilders (the "Shares"), of Renaissance Hotel Group N.V. (the "Company"). The Offer is being made pursuant to an Acquisition Agreement dated as of February 17, 1997 by and between the Company and the Purchaser, as assigned to the Acquisition Subsidiary pursuant to that Assignment dated as of March 12, 1997 between the Parent and the Acquisition Subsidiary. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, dated February 24, 1997, which is attached as Exhibit (a)(1) to the Schedule 14D-1 (the "Offer to Purchase").

         In connection with the foregoing, the Purchaser and the Acquisition Subsidiary are hereby amending and supplementing the Schedule 14D-1 as follows:


    ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 6(a)-(b) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

         The Offer expired at 12:01 a.m., New York City time, on Saturday, March 29, 1997. Based on information provided by the Depositary, First Chicago Trust Company of New York, 30,068,599 Shares which were validly tendered and not withdrawn as of the expiration of the Offer including 186,600 Shares which were tendered pursuant to guaranteed delivery procedures. On March 29, 1997, the Acquisition Subsidiary accepted for payment and, therefore, purchased all such Shares at the Offer price of $30.00 per Share. As a result, the Acquisition Subsidiary beneficially owns 30,068,599 of the outstanding Shares of the Company (approximately 99.9% of outstanding Shares).

    ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
             SHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         Item 7 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

         By executing the Letter of Transmittal, each tendering shareholder has appointed designees of the Purchaser as such shareholders' proxies with respect to the tendered Shares. All such proxies became effective as of the Acquisition Subsidiary's acceptance of payment of the Shares tendered in response to the Offer. Such proxies are irrevocable and coupled with an interest in the tendered Shares.

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    ITEM 10.  ADDITIONAL INFORMATION.

         Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

         On March 31, 1997, the Purchaser issued the press release attached hereto as Exhibit (a)(10). The full text of the press release is incorporated herein by reference.

    ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

         (a)(10)  Press Release dated March 31, 1997.

                                       3
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                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

    Dated: March 31, 1997

                                  MARRIOTT INTERNATIONAL, INC.

                                  By: /s/ Michael A. Stein
                                  ------------------------


                                  Name: Michael A. Stein
                                  Title:  Executive Vice President
                                          and Chief Financial Officer



                                  MARRIOTT RHG ACQUISITION B.V.

                                  By: /s/ Michael A. Stein
                                  ------------------------


                                  Name: Michael A. Stein
                                  Title:  Executive Director

                                       4
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                                 EXHIBIT INDEX


    Exhibit                  Description
    -------                  -----------

    (a)(10)                  Press Release dated March 31, 1997

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